ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2006
FIRST QUARTER RESULTS
TORONTO, ON — UNDER EMBARGO UNTIL FEBRUARY 14th AT 8:30 A.M. — Envoy has recorded net revenue of $8.7 million for the first quarter of fiscal 2006, ended December 31, 2005, down 4% from $9.1 million for the corresponding quarter of the previous fiscal year. Net earnings amounted to a loss of $1.1 million or ($.05) per share (including a restructuring charge of $1.9 million), compared with net earnings of $0.6 million or $.03 per share for the first quarter of 2005.
Recent developments and highlights of 2006
•	During the quarter Envoy announced a restructuring plan with an estimated cost of $1.6 million and annual savings of $3.7 million. Subsequently, the estimated restructuring costs were increased to $1.9 million, resulting in estimated annual savings in salaries, benefits and other expenses of $4.4 million.

•	In January of 2006, Envoy launched Envoy Capital Group, a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy has capitalized this new division with approximately $35 million.
Going forward, Envoy’s management anticipates the company will be profitable and cash flow positive for the year.
Management’s discussion and analysis, containing a full analysis of financial results, is available on SEDAR.
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(l) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to

Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

	December	December
For the three months ended:	2005	2004
Net revenue	$8,742,027	$9,101,893

Operating expenses:
Salaries and benefits	6,300,644	6,024,918
General and administrative	1,673,634	1 ,665,404
Occupancy costs	790,352	878,764

	8,764,630	8,569,086

Depreciation	536,650	576,410

Amortization of intangible assets	17,705	—

Investment Earnings	(932,535)	(1,015,517)

Interest (recovery) expense and financing costs	(16,800)	8,099

	8,369,650	8,138,078

Earnings (loss) before restructuring costs recovery, gain on disposal of subsidiary, income taxes and discontinued operations	372,377	963,815

Restructuring expense	(1,856,417)	—

(Loss) earnings before income taxes and discontinued operations	(1,484,040)	963,815

Income tax (recovery) expense	(517,201)	262,726

(Loss) earnings before discontinued operations and minority interest	(966,839)	701,089

Minority interest	160,695	—

(Loss) earnings from continuing operations	(1,127,534)	701,089

(Loss) earnings from discontinued operations, net of income taxes	—	(54,459)

Net (loss) earnings	(1,127,534)	646,630

Earnings (loss) per share
Basic	$(0.05)	$0.03
Diluted	(0.05)	0.03

Weighted average number of common shares outstanding	21,007,517	23,072,675

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

Deficit, beginning of year	(42,402,587)	(48,344,277)

Net earnings (loss)	(1,127,534)	646,630

Deficit, end of year	$(43,530,121)	$(47,697,647)

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	December 31	September 30
As at:	2005	2005
Current assets	$23,412,086	$44,759,297
Long-term assets	56,875,928	38,192,230

	80,288,014	82,951,527

Current liabilities	7,277,834	8,843,093
Long-term liabilities	245,518	252,093

	7,523,352	9,095,186

Minority interest	457,288	300,858

Shareholders’ equity	72,307,374	73,555,483

	$80,288,014	$82,951 ,527